mk

10029723

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 30700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Placement Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 10th Avenue, Suite 1150
(No. and Street)

San Diego (City) — California (State) — 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelica A. Muller — (619) 326-1200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual. state last. first. middle name*)

9171 Wilshire Blvd., 5th Floor (Address) — Beverly Hills (City) — CA (State) — 90210 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accoun must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angelica A. Muller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Placement Group, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Angelica A Muller
Signature

FINOP
Title

Sara E Mora
Notary Public

SARA E. MORA
Commission # 1819591
Notary Public - California
San Diego County
My Comm. Expires Oct 25, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLACEMENT GROUP

CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-13

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Management and Stockholders of
Investment Placement Group

We have audited the accompanying statement of financial condition of Investment Placement Group (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investment Placement Group as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 24, 2010

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	186,663
Due from brokers (including clearing deposit of $109,074)		1,126,380
Securities owned, at fair value		3,634,915
Commissions and fees receivable		418,823
Prepaid expenses and other		223,575
Furniture, equipment, and leasehold improvements, net		690,952
Derivative contracts, at fair value		36,523
Notes receivable		12,398
	$	6,330,229
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Note payable - bank	$	756,337
Commissions payable		725,494
Accounts payable and accrued expenses		423,524
Deferred liabilities		101,563
Deferred income taxes, net		56,647
Total liabilities		2,063,565
Commitments		
Stockholders' equity		
Series A, no par, voting common, 111,000 shares authorized, issued and outstanding		401,892
Series B, no par, non-voting common, 19,590 shares authorized, issued and outstanding		2,445,224
Retained earnings		1,419,548
Total stockholders' equity		4,266,664
	$	6,330,229

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Investment Placement Group (the "Company"), a California corporation, provides securities broker-dealer services primarily to foreign investors. The Company clears its securities transactions on a fully disclosed basis with J.P. Morgan Clearing Corporation ("J.P. Morgan").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company takes into consideration its own assumptions as well as those provided by brokers to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash, equity and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's valuation policy for listed securities and securities traded in the OTC markets for which no sale was reported on that date, values securities at their last reported "bid" price if held long, and last reported "ask" price if sold short. If there is no sufficient trading volume for a particular security, the Company considers moving the security to Level 2 or 3.

<u>OTC Derivative Contracts</u>

The Company invests in OTC derivative contracts such as currency forwards and currency futures. Depending on the underlying security and the terms of the transaction, the fair value of certain OTC derivatives may be able to be modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. OTC derivatives contracts are generally categorized in Level 2 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques (continued)

Corporate Bonds and Treasury Bills

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Corporate bonds are generally categorized in Level 1 or 2 of the fair value hierarchy.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. The Company recognizes commissions and riskless principal transaction revenues and related expenses on the trade date of the investment transactions.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, income, and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in other income in the statement of operations.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

In accordance with GAAP, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2009, management has determined that the Company's assets are not impaired.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company remains subject to income tax examinations by major taxing authority for years 2007, 2008, and 2009.

Revenue Recognition

Commission and principal transaction income includes income from introducing trades and markup revenue from riskless principal trades on behalf of the Company's clients. Income from commissions on securities transactions is recorded on an accrual basis. Account supervision and administrative fees represent fees the Company charges its clients and a related entity as compensation for its role as a full-service broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Securities owned, at fair value				
United States Treasury Bills	$ 2,999,738	$ -	$ -	$ 2,999,738
Corporate Bonds	635,177	-	-	635,177
	3,634,915	-	-	3,634,915
Derivative contracts, at fair value				
Forwards	-	19,059	-	19,059
Futures	17,464	-	-	17,464
	17,464	19,059	-	36,523
	$ 3,652,379	$ 19,059	$ -	$ 3,671,438

Realized and unrealized gains and losses are included in net realized and unrealized losses on securities in the statement of operations.

3. Derivative contracts

Forward and Futures Contracts

The Company enters into forward contracts on floating rate notes. Forward contracts are agreements for delayed delivery of floating rate corporate notes in which the seller agrees to make delivery at a specified future date of specified notes. Risks associated with forward contracts are the inability of counterparties to meet the terms of their contracts and movements in fair value and exchange rates. The purchase and sale of forward contracts require the maintenance of margin deposits with the broker. Gains and losses on forward contract transactions are recorded based on changes in fair values and are included in other income and other expenses in the statement of operations.

The Company enters into U.S. Dollar future currency contracts. The Company is exposed to a market risk equal to the value of the futures contracts purchased and unlimited liability on such contracts sold short. The purchase and sale of futures contracts require the maintenance of margin deposits with the broker. Management has established procedures to actively monitor and minimize market and credit risks.

Certain of the Company's cash or securities are held as collateral for the forward and futures contracts.

3. Derivative contracts (continued)

Volume of Derivative Activities

At December 31, 2009, the volume of the Company's derivative activities based on their notional amounts[a] and number of contracts, categorized by primary underlying risk, are as follows:

(notional amounts in thousands)

	Long exposure		
Primary underlying risk		**Notional amounts**	**Number of contracts**
Fixed income interest rate			
Forward contracts	$	52,708	2
Foreign currency exchange rate			
Future contracts		586	60
	$	53,294	

(a) Notional amounts are presented net of identical offsetting derivative contracts, if applicable.

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2009. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables with its counterparties. The following table also identifies the net gain amounts included in the statement of operations as net gain from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2009.

Primary underlying risk		**Derivative assets**		**Amount of gain**
Fixed income interest rate				
Forward contracts	$	19,059	$	47,924
Foreign currency exchange rate				
Future contracts		17,464		5,803
	$	36,523	$	53,727

4. Due from brokers

Due from broker represents cash balances at the Company's clearing broker and other brokers. Certain balances at the Company's clearing broker are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing broker.

5. Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2009:

Furniture and fixtures	$ 480,437
Leasehold improvements	376,754
Office equipment	351,958
Automobile	31,600
	1,240,749
Accumulated depreciation and amortization	(549,797)
	$ 690,952

Depreciation and amortization expense for the year ended December 31, 2009 was approximately $135,000.

6. Income taxes

The tax effects of significant items comprising the Company's net deferred income tax liabilities are as follows at December 31, 2009:

Deferred tax asset:	
Deferred rent	$ 43,508
Net operating loss	7,778
Charitable contributions	1,148
Total deferred tax assets	52,434
Deferred tax liability:	
Change in unrealized gain	54,200
Depreciation	54,881
Total deferred tax liabilities	109,081
Net deferred tax liability	$ 56,647

6. Income taxes (continued)

The components of income taxes for the year ended December 31, 2009 are as follows:

Current:	
Federal	$ -
State	800
	800
Deferred:	
Federal	78,149
State	(9,395)
	68,754
Total income tax provision	$ 69,554

7. Note payable – bank

The Company has a note payable with Pacific Western Bank of $850,000. The note bears interest at 6.75% and matures in May 2013. The note is guaranteed by two Company shareholders and is collateralized by the assets of the Company. Future payments on the note are as follows:

Year ending December 31,	
2010	$ 117,633
2011	117,633
2012	117,633
2013	552,638
	905,537
Less amount representing interest	(149,200)
	$ 756,337

8. Employee benefit plans

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company's discretionary matching contribution was approximately $26,000 for the year ended December 31, 2009.

The Company has a profit sharing plan (the "Plan") under which it makes contributions to a trust for the benefit of substantially all employees. Company contributions vest 100% after three years of service and are determined by Company management. Company contributions to the Plan were approximately $60,000 for the year ended December 31, 2009. The Plan may be discontinued by the Company at any time.

9. Concentrations

Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearance agreements, the Company introduces all of its securities transactions to J.P. Morgan, its clearing broker, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of J.P. Morgan. In accordance with the clearance agreement, the Company has agreed to indemnify J.P. Morgan for losses, if any, which J.P. Morgan may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and J.P. Morgan monitor collateral on the customers' accounts.

The Company maintains its cash balances in various financial institutions in the United States and Mexico. Those balances in the United States are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013.

Geographic Area

The majority of the Company's clients are based in Latin America.

10. Commitments and contingencies

Leases

The Company has a lease for office space in San Diego that expires in December 2017. The future minimum lease payments under non-cancelable operating leases are as follows as of December 31, 2009:

Year ending December 31,	
2010	$ 462,192
2011	440,832
2012	449,652
2013	458,640
2014	467,808
Thereafter	1,460,316
	$ 3,739,440

Rent expense for the year ended December 31, 2009 was approximately $455,000.

Contingency

The Company is involved in a regulatory examination by the SEC. The examination relates to several operational and compliance matters. Management of the Company, with the assistance of outside legal counsel, has responded to and is fully cooperating with the SEC, and has devised a plan of segregating the Company's brokerage and advisory businesses into independent operating entities. Management believes that the resolution of the operational and compliance matters should not have an adverse impact on the Company's brokerage business.

11. Related party transactions

The Company pays consulting fees to related parties that assist the Company in marketing its services in Latin America. During the year ended December 31, 2009, consulting fees paid to related parties were approximately $344,000.

12. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $1,367,000, which was approximately $1,229,000 in excess of its minimum requirement of approximately $138,000.

Pending FINRA approval, a majority shareholder has entered into a letter of intent with another shareholder to sell his ownership interest in the Company.

13. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Management and Stockholders of Investment Placement Group

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by Investment Placement Group (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 24, 2010

INVESTMENT PLACEMENT GROUP

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period From April 1, 2009 Through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$ 11,539,266
General Assessments at .0025	$ 28,848
Payment Remitted with Form SIPC-4 and SIPC-6	(9,202)
Amount Due with Form SIPC-7T	$ 19,646

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030700 FINRA DEC
INVESTMENT PLACEMENT GROUP 16*16
ATTN MARIA LUISA BOYD
350 10TH AVE STE 1150
SAN DIEGO CA 92101-8701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 28,848

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1/23/09
Date Paid

9,052

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 19,646

E. Interest computed on late payment (see instruction E) for_ ____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 19,646

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19,646

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11'887 357

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. 44,153

Total additions 44,153

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 387,388

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. 4,856

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 392,244

2d. SIPC Net Operating Revenues $ 11'539,266

2e. General Assessment @ .0025 $ 28,848

(to page 1 but not less than $150 minimum)